

December 30, 2016

VIA ELECTRONIC MAIL

Jan Fischer-Wade
Senior Attorney
Allstate Assurance Company
2940 South 84th Street
Lincoln, NE 68506- 4142


RE: Allstate Assurance Company:
Allstate Assurance Company Variable Life Account
  Futurevest VUL ("Nat'l Version")
Initial Registration Statement filed on Form N-6
File Nos. 811-09154 and 333-214403

Allstate Life Insurance Company of New York:
Allstate Life Insurance Company of New York Variable Life Account A
  Futurevest VUL ("NY Version")
Initial Registration Statement filed on Form N-6
File Nos. 811-21250 and 333-214404


Dear Ms. Fischer-Wade:

      The staff reviewed the above-referenced initial registration statements, which the Commission received on November 3, 2016. We have given the registration statements a full review. Based on our review and unless stated otherwise, we have the following comments that apply to both the Nat'l and NY Versions. Unless specified otherwise, page references are to the pages of the marked courtesy copy of the Nat'l Version prospectus provided to the staff, and Item references are to the Item numbers set forth in Form N-6.

GENERAL

1.   Please disclose to the staff whether there are any types of guarantees or support agreements with any third parties.

2.   Please note that the contract name on the front cover page of the prospectus must be the same as the EDGAR class identifier associated with the contract.

FRONT AND BACK COVER PAGE

3.   Please provide more detail as to the type of variable contracts that are being offered, *e.g.*, NY Version includes descriptor, "Individual." Item 1(a).

4.   For the NY Version, please confirm the street address.

5.   Please include the registrant's Investment Company Act file number on the back cover page in accordance with Item 1(b)(4).

PROSPECTUS

6.   Summary (page 4)

    a.   Q&A 1 and 2 on page 4 should make clear that, although premiums are flexible, a Policy may lapse if sufficient premiums to cover costs and expenses are not paid.

    b.   The last paragraph under "6. How are my Premiums Allocated?" on page 5 and the disclosure under "13. Can I Cancel my Policy?" on page 6 provide only part of the full disclosure regarding the free-look period.

    Therefore, under "Cancellation Rights – Free-Look Period" on page 29, please provide a complete description of the free-look period, *i.e.*, address exercise of right in most states and then states that require a return of premium.

    Please also reconcile the exact free-look period, *i.e.*, 30 or 31 days.

    c.   For the NY Version, please revise each of the sections cited in b. above (respectively, pages 5, 6, and 28 of NY Version) and the last paragraph under "Allocation of Premiums" on page 13 to conform to the specific free-look provisions of New York.

7.   Given that the filing is an initial registration statement, please delete the second to last sentence under "The Portfolios and Associated Risks – 1. What is a Portfolio?" on page 7.

8.   Fee Tables (page 9)

    a.   For a clearer presentation of the fee tables, please confirm with the staff that the font size of the footnotes will be smaller than that of the fee tables' text.

    b.   Transaction Fees

        i.   Please add a footnote to disclose the range of applicable state premium taxes, *e.g.*, footnote 1 on page 9 of NY Version.

ii.   Please reconcile the value of the Partial Withdrawal Service Fee shown in the table with that disclosed under "Partial Withdrawal" on page 27 and "Partial Withdrawal Service Fee" on page 32.

c.   **Periodic Charges Other than Portfolio Operating Expenses**

i.   Please explain to the staff why the Cost of Insurance Current Minimum is lower than the Guaranteed Minimum, and not the other way around.

ii.   The Administrative Expense Charge varies based on policy owner characteristics (see fuller discussion of charge on page 30). Therefore, please add the representative charge to the fee table and footnote required by Instruction 3(b) to Item 3.

iii.   Please reconcile the Mortality and Expense Risk Charge shown in the table with the charges disclosed in footnote 3.

For this and any other applicable charges, please also round all dollar amounts and percentages to the nearest hundredth. Instruction 1(a) to Item 3.

9.   Please revise the last sentence of the first paragraph under "Application for a Policy" on page 11 to state that the Prospectus describes all material features of the Policy including all material variations due to individual state requirements. Please note that this includes when certain features or riders are not available in certain states, and the Prospectus should specifically identify those states.

For the NY Version, just add that the Prospectus describes all material features of the Policy and remove all references to any state variations, see *e.g.*, Free-Look Period on page 28.

10.   **Dollar Cost Averaging (page 15)**

Please clarify the meaning of the clause "other Sub-Accounts or the Fixed Account" at the end of the first sentence of the first paragraph.

11.   **Investment and Fixed Account Options (page 17)**

a.   For the NY Version on page 18, please add the first introductory paragraph to the Portfolios table that was provided in the National Version on page 18.

      b.   In the Portfolios table beginning on page 18, please add subadvisers to the last column caption and provide disclosure in the table accordingly.

      c.   Please add the first paragraph following the Portfolios table on page 20 of the NY Version to page 20 of the National Version.

      d.   Please clarify whether the last sentence of the first paragraph on page 21 should refer to the fund's semi-annual report.

12.   Under "Additions, Deletions and Substitutions of Securities" on page 21, please add a narrative introduction to clarify what the bullet point list represents with respect to the Portfolios, Sub-Accounts and/or Separate Account.

13.   **Asset Allocation Program (page 21)**

      a.   Please define "Morningstar ETF Asset Allocation Series Portfolios" earlier in the prospectus for clarity and/or provide a cross-reference to these particular Portfolios, *e.g.*, provide cross-reference here to page 19 and define the term on page 19.

      b.   Please reconcile the term "Morningstar ETF Asset Allocation Series Portfolios" with the reference to "Ibbotson ETF Allocation Series Portfolios" in footnote 1 to the Portfolios table on page 20.

      c.   Please define terms the first time they are used. Please define "ADLLC" appearing in the first sentence of the second to last paragraph of this section on page 22 rather than the first sentence under "Distribution" on page 36.

14.   **Death Benefits and Optional Insurance Riders (page 22)**

      a.   Please delete "a" in between "in" and "one" in the last sentence of the first paragraph under "Death Benefits."

      b.   In the paragraph after Option 2 under "Death Benefit Options," please confirm whether or not the minimum Death Benefit is the same as Option 1 and revise the disclosure as appropriate.

      c.   For the National Version in the description of the Accelerated Death Benefit Rider, Terminal Illness on page 24, the later part discussing the reduction of the Death Benefit after an acceleration request includes item "(iv) actuarial discount …."

      Please reconcile with the revisions to the corresponding item (iv) for Accelerated Death Benefit Rider, Chronic Illness appearing on page 25

d. For the Overloan Protection Rider on page 25, please clearly explain its benefit, *e.g.*, the first paragraph of the next section "Policy Loans" states that the maximum loan amount is 75% of Surrender Value. Please also briefly discuss how a paid-up policy impacts the face amount, death benefit and other applicable features of the Policy.

15. Policy Loans (page 25)

a. In "Loan Interest" on page 26, please describe the interaction between the interest charged for each type of loan and the interest credited in a Loan Account and the impact it has on a Policy owner.

b. Please expand the first sentence of the second paragraph under "Loan Repayment" on page 26 to explain the impact when the Safety Net Premium guarantee is in effect.

Please apply the same to the discussion in the first paragraph under "Lapse and Restatement – Lapse and Grace Period" beginning on page 29.

c. Under "Pre-Existing Loans" on page 26, please briefly describe the process/limitations to carry over an old loan to a new Policy.

16. For the Partial Withdrawal examples on pages 27-28, please provide more narrative to better explain each example including how the values shown in each example relate to each other and how they are calculated.

17. For the "Fixed Payment" Settlement option described on page 28, please disclose what happens when the payee dies before the proceeds and interest are exhausted, *see e.g.*, disclosure under "Fixed Income Guaranteed Period Certain."

18. Lapse and Reinstatement – Lapse and Grace Period (page 29)

a. Please clarify the meaning of the last sentence of the first paragraph under "Lapse and Grace Period" on page 29.

b. Please expand the second paragraph to describe the information to be provided in the notice.

19 Charges and Deductions (page 29)

a. For the Policy Fee and all other applicable fees, please provide the current fees rather than just the maximum.

b. This section should also include a discussion of the Loan Interest Rates.

      c. For clarity, please provide a subcaption for the discussion of the Partial Withdrawal Service Fee on page 32 as it is a distinct charge associated with the Policy.

20. **Federal Taxes (page 34)**

Please confirm that the disclosure is current and fully compliant with Item 12 and its instructions.

21. **Distributions (page 36)**

      a. Please clarify the commission structure as described in the third paragraph of the section appearing on page 37, *see e.g.*, corresponding paragraph of NY Version on page 36.

      b. In the NY Version, please delete the disclosure in the fourth paragraph of the section on page 36 beginning with the second sentence as there is no Primary Insured Rider offered.

22. **Financial Statements (page 38)**

Please update for depositor and separate account as applicable.

23. In the section "Illustration of Policy Values, Death Benefits, and Net Surrender Values" beginning on page 39, please note that per Item 25(e), the years covered by the tables should be one through ten, then every five years thereafter until and including the date of maturity.

24. Under "Where You Can Find More Information" on page 43, please change the last four digits of the SEC's Public Reference Section from 2000 to 0102.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

25. Please disclose the principal business address of the independent public accountants in "Experts" and also comply with Item 17(c)(2) for disclosure regarding the custodian.

26. Please update table under "Distributor" and reconcile that section and the disclosure under "Distribution of the Policy" in the SAI with the second to last paragraph preceding "Death Benefits …" on page 22 of the Prospectus and "Distribution" beginning on page 36 of the Prospectus with respect to the exact identify of the principal underwriter and distributor as well as commission structure, *i.e.*, SAI disclosure identifies ADLLC as both principal underwriter and distributor, but Prospectus disclosure reflects otherwise. *See also* Item 30 in Part C.

PART C

27.   Exhibits

    a.   Please confirm all applicable rider exhibits will be filed. Item 26(d).

    b.   Please file new powers of attorney that identify these registration statements as required by Rule 483(b) under the Securities Act of 1933.

28.   Please provide disclosure in response to Item 28.

29.   Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

                Sincerely,

                /s/ Sonny Oh

                Sonny Oh
                Senior Counsel
                Disclosure Review Office